SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of October, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a Press Release issued by Banco de Chile (“the Bank”) on October 28, 2005, regarding its financial statements for the third quarter ended September 30, 2005.

2005 Third Quarter Results

Santiago, Chile, October 28, 2005
Banco de Chile (NYSE: BCH), a Chilean full service financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced results for the third quarter ended September 30, 2005.	FINANCIAL HIGHLIGHTS
• Net income for 3Q05 reached Ch$ 48,304 million, a 19.4% increase over the same quarter of 2004.

• ROAE of 28.2% for the 3Q05 largely exceeded, once again, the system’s average of 17.0%.

• The Bank’s unconsolidated loan portfolio, net of interbank loans, increased by 12.6% during the last twelve months, allowing a 4 basis point increase in market share.

• The Basle ratio grew from 11.3% in June 2005 to 12.0% at the end of September, 2005 as a result of the capital increase coming from the placement of a 2.5% stake of shares previously purchased by the Bank.

Selected Financial Data	3Q04	2Q05	3Q05	% Change
				3Q05/3Q04

Income Statement (Millions, Chilean pesos)
Net Financial Incom e	91,479	98,839	96,414	5.4%
Incom e from Services	34,738	34,190	35,262	1.5%
Gains on Sales of Financial Instrum ents	(2,329)	4,735	1,236	-
Operating Revenues	123,888	137,764	132,912	7.3%
Provisions for Loan Loss es	(20,063)	(11,045)	(12,518)	(37.6)%
Operating Expenses	(61,718)	(69,699)	(69,435)	12.5%
Net Incom e	40,455	52,937	48,304	19.4%

Earnings per Share (Chilean pesos)
Net incom e per Share	0.61	0.80	0.71	16.4%
Book value per Share	9.98	9.45	10.73	7.5%

Balance Sheet (Millions, Chilean pesos)
Loan Portfolio	6,845,420	7,595,843	7,639,391	11.6%
Total Assets	9,886,904	10,681,947	10,307,599	4.3%
Shareholders ' Equity	662,309	627,655	730,500	10.3%

Profitability
ROAA	1.63%	2.00%	1.86%
ROAE	24.9%	35.3%	28.2%
Net Financial Margin	4.1%	4.2%	4.2%
Efficiency ratio	49.8%	50.6%	52.2%
Asset Quality
Past Due Loans / Total Loans	1.46%	1.09%	0.99%
Allowances / Total Loans	2.45%	1.86%	1.80%
Allowances / Past Due Loans	167.6%	169.6%	181.1%
Capital Adequacy
Total Capital / Risk Adjus ted As sets	12.1%	11.3%	12.0%

2005 Third Quarter Results

Third Quarter 2005 Highlights

The Bank

  Banco de Chile continues to lead the profitability ranking in the Chilean financial sector. After strong nine month results, the Bank has been able to sustain its profitability leadership in the market, reaching the highest ROAE in the Chilean financial system for both the nine-month period and the 3Q05, with ratios of 29.1% and 28.2%, respectively.

  Loan portfolio growth. As of September 30, 2005 the Bank’s loan portfolio, net of interbank loans, totaled Ch$7,599,725 million, reflecting an annual growth of 11.7%. The Bank reached a market share of 17.78% as of September 30,2005, an increase of approximately 4 basis points from the 17.74% posted as of September 30, 2004.

  Sale of the shares repurchased during 2004. The Bank increased its capital and reserves by an amount of Ch$57,758 million during 3Q05 as a result of the sale of 2.5% of the Bank’s shares. This sale was made according to the share repurchase program. Consequently, the total capital to risk adjusted assets increased from 11.3% to 12.0%, while basic capital to total assets rose from 5.0% to 5.7%. This capital increase is primarily intended to finance the Bank’s loan growth.

  Distribution network expansion. In line with the Bank’s focus on strengthening its position in the retail market, 11 new branches were opened during 3Q05, most of them CrediChile branches, in order to increase its geographical coverage. In addition, 26 new ATMs were inaugurated during 3Q05, totaling 1,183 units as of September 2005.

  Banco de Chile’s New York Branch reached agreements with Regulators and agreed to pay civil money penalty. On October 12, 2005, Banco de Chile’s U.S. Branches agreed to a total payment of a $3 million civil money penalty to resolve allegations related to its compliance with the Bank Secrecy Act and anti-money laundering regulations.
  The agreements were separately entered into with the Office of the Comptroller of the Currency (OCC) and the Financial Crimes Enforcement Network of the United States Department of the Treasury (FinCEN). These actions marked the end of a yearlong process during which the Bank’s officials fully cooperated with regulators. The Bank’s U.S. branches are implementing more strict policies and procedures for anti-money laundering compliance by improving internal controls, strengthening independent audit functions and increasing overall U.S. human resources capabilities.

  Successful local bond placements. During the 3Q05 the Bank placed a total amount of UF2.67 million (US$88.6 million) in 5-year bonds on the local market, with an average cut-off rate of 2.59%, equivalent to a spread of 90 basis points over the corresponding Chilean Central Bank bonds. The proceeds from the bonds will be used to improve the asset and liability structure and to finance residential mortgage loans.

  Banco de Chile was the winner of The Banker’s Country Award. The Bank was acknowledged for the second consecutive year as “Bank of the Year 2005” for Chile by “The Banker”, a member of the Financial Times Group. This award recognized the Bank’s overall performance, technological innovation and successful business strategy.

  Recognition to subsidiaries. Banco de Chile’s Insurance Brokerage subsidiary was awarded Best Company to Work for in Chile. This award is given each year to companies that create a workplace environment that fosters trust, pride and teamwork amongst its employees, according to a survey conducted on some 170 companies, by the Great Place to Work Institute. In addition, the Bank’s Financial Advisory subsidiary was recently named by the Chilean newspaper Diario Financiero and the Deloitte consulting firm, as the Best Chilean M&A (Merger & Acquisition) Bank of Year 2004. This award recognized the subsidiary’s outstanding advisory role in several important deals throughout the evaluated period.

  Banchile Financial Advisory Subsidiaries closed important deals during the quarter. The Financial Advisory subsidiary completed the successful negotiation and management of a long-term financing arrangement in the amount of UF 1,250,000 with the largest chain of cemeteries in Chile. This financial transaction counted on the important participation of five banks, including Banco de Chile, in a syndicated credit agreement for a 6-year term to restructure the current debt and finance future investments. During this quarter, and representing the seller, the subsidiary also closed the sale of a corporation in the manufacturing sector. It is worth noting that in this operation, Banco de Chile granted additional long- term financing to the buyer.

  New mutual fund launching. The Banchile Investment Fund subsidiary launched the new “Fondo Mutuo Chile Garantizado”, fund in which the nominal amount invested will be 100% guaranteed, and will provide an estimated return between 60%- 80% of the average monthly valuation of the inter 10 index of the Santiago Stock Exchange (composed by the 10 main local stocks holding ADS programs).
  This new fund confirms the subsidiaries’ focus on delivering innovative financial solutions to its clients.

2005 Third Quarter Results

Financial System Highlights

  The system’s loan portfolio, net of interbank loans, as of September 30, 2005, totaled US$78,372 million, increasing by 12.4% on an annual basis. The annual loan growth continues to be driven by individuals, with important increases of 19.9% and 18.1% in consumer and residential mortgage loans. Loans for factoring and leasing contracts during the twelve-month period also increased considerably. During 3Q05, total loans expanded by 2.5% demonstrating overall growth, with the exceptions of foreign trade and contingent loans which were affected by the decrease in the exchange rate during this quarter. Past-due loans continued to decline and consequently, the past due to total loans ratio dropped to 1.01% in 3Q05 from 1.39% in 3Q04.

  Net income for the financial system decreased slightly by 2.5% during 3Q05 as compared to the previous quarter, amounting to Ch$204,165 million. This decrease was mainly driven by higher provisions for loan losses which were partially offset by an increase in non-operating income, higher results from subsidiaries and lower income taxes. Consequently, the 3Q05 net income implied a system’s ROAE of 17.0%, down from the 18.1% in 2Q05.

  Increase in the monetary policy interest rate. During 3Q05 the Central Bank raised its short term reference interest rate by 25 basis points per month, reaching 4.25% in October 2005. This was in line with the Central Bank’s gradual process of monetary normalization and a consequence of the upward trend in inflation. Inflation for 3Q05 was 1.9%, attaining a monthly peak of 1.0% in September, mainly driven by higher costs of fuel and food.

2005 Third Quarter Results

Banco de Chile 2005 Third-Quarter
Consolidated Results

NET INCOME

Net income for the 3Q05 continues to be outstanding, representing the second highest quarterly net income after 2Q05.

The Bank’s 3Q05 net income resulted in an annualized return on average assets (ROAA) and annualized return on average shareholders’ equity (ROAE) of 1.86% and 28.2%, respectively, higher than the 3Q04 comparable figures of 1.63% and 24.9% .

Net income increased by 19.4% to Ch$ 48,304 million in 3Q05 from Ch$40,455 million in 3Q04, mainly reflecting:

  a decrease in provisions for loan losses,
  higher benefits related to demand deposits and net assets positions denominated in UF, increased fee income coming from the Bank’s subsidiaries,
  positive gains on financial instruments, and
  higher loan volume.

These positive drivers were partially offset by higher level of operating expenses, lower loan spreads, negative repricing effects and losses in the US branches during 3Q05.

The contribution of the Bank’s subsidiaries to the consolidated results amounted to Ch$6,234 million and represents 12.9% of total net income. The slight increase in the subsidiaries’ overall net profits for the current quarter compared to 3Q04 was mainly driven by improved performance of the Bank’s Factoring, Insurance Brokerage and Socofin subsidiaries.

Bank, Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	3Q04	2Q05	3Q05	% Change
				3Q05/3Q04

Bank	32,432	47,398	44,834	38.2%
Foreign Branches	1,844	(838)	(2,764)	-
Stock Brokerage	2,891	3,448	2,553	(11.7)%
Gral Adm. of Funds	2,492	2,141	2,491	(0.0)%
Insurance Brokerage	93	95	172	84.9%
Financial Advisory	90	9	101	12.2%
Factoring	437	300	565	29.3%
Securitization	(12)	23	26	-
Promarket	8	16	22	175.0%
Socofin	180	295	251	39.4%
Trade Services	-	50	53	-

Total Net Income	40,455	52,937	48,304	19.4%

The positive contribution made by the Factoring subsidiary in 3Q05, as compared to 3Q04, was a result of the strong expansion of 30.5% in its loan volume and lower provisions for loan losses. Higher revenues posted by the Insurance Brokerage during 3Q05 were closely related to strong sales of insurance products supported by marketing campaigns specifically tailored to cross-sell this product.

Lower results coming from the Stock Brokerage were principally a consequence of a decrease in earnings related to fixed income securities and trading of US dollars and an increase in personnel expenses related to indemnities, effects that were partially offset by higher income from stocks trading and higher fees generated by the investment banking unit.

The General Administrator of Funds continues to generate robust net income, however, the 3Q05 figure remained stable as compared to 3Q04, as higher fee income accounted for in 3Q05 was totally offset by higher payments related to the service agreement between this subsidiary and the Bank, regarding the use of distribution channels. It is worth noting, that this agreement has no impact on the bottom line.

Net income registered in 3Q05 and, to a lesser extent, in 2Q05, was adversely impacted by losses accounted for by the foreign branches as a consequence of extraordinary expenses incurred by the New York branch. This responded to efforts undertaken to comply with the Consent Order agreed with the OCC, which mainly includes legal counsel and advisory expenses.

On the other hand, net income for the 3Q05 decreased by 8.8% compared to the previous quarter’s record level. This decline mainly responded to a decrease in gains on sales of financial instruments and, to a lesser extent, to a drop in the net financial income as the inflation rates dropped.

2005 Third Quarter Results

NET FINANCIAL INCOME

Net financial income increased by 5.4% to Ch$96,414 million in 3Q05 from the Ch$91,479 million in 3Q04, as a result of a 1.9% expansion in average interest earning assets and a slight increase of 14 basis points in net financial margin1.

Net Financial Income

(in millions of Chilean pesos)	3Q04	2Q05	3Q05	% Change
				3Q05/3Q04

Interest revenue	143,857	193,167	172,367	19.8%
Interest expense	(64,006)	(94,900)	(86,797)	35.6%
Foreign Exchange
transactions, net	11,628	572	10,844	(6.7)%

Ne t Financial Income	91,479	98,839	96,414	5.4%

Avg. Int. earning assets	8,944,516	9,396,076	9,116,425	1.9%
Net Financial Margin[1]	4.09%	4.21%	4.23%	-

The increase in average interest earning assets was mainly attributed to the 9.8% annual increase in average total loans, principally commercial, residential mortgage loans, consumer and contingent loans, which partially offset the 30.6% decrease in average investments.

The increase in net financial margin from 4.09% in 3Q04 to 4.23% in 3Q05 was mainly explained by:

  the higher inflation rate, measured by the variation of the UF of 1.3% during 3Q05, compared to 1.0% in 3Q04, which implied that during 3Q05 the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by nominal interest bearing liabilities and by non-interest bearing liabilities.

  A better asset mix reflected in a lower proportion of financial investments and higher proportion of high yield loans, such as consumer loans, leasing and factoring contracts.

However, these positive effects were partially offset by lower loans spreads and the negative repricing effect resulting from the successive increases in the short-term interest rates during 3Q05, as the Bank’s liabilities reprice faster than its assets. During 3Q05, the short- term interest rate was raised by 75 basis points while in 3Q04 this rate was raised only by 25 basis points at the end of that period.

3Q05 net financial income decreased by 2.5% as compared to the previous quarter, mainly as a consequence of lower inflation rate (1.3% during 3Q05 versus 1.7% in 2Q05) and, to a lesser extent, to higher negative repricing effects as the short-term interest rates increased by 75 basis points during 3Q05, as compared to 50 basis points increase during 2Q05.

The Bank continued to achieve a high level of sustainable fee income during 3Q05, totaling Ch$35,262 million, representing increases of 1.5% and 3.1% as compared to the same quarter of 2004 and to the previous quarter, respectively. These increases were primarily due to the growth in commissions coming from our subsidiaries, which significantly improved their contribution to total fee income to a 43.4% in 3Q05, from 34.7% in 3Q04 and 38.7% in 2Q05.

The Stock Brokerage subsidiary continues to show a strong performance through increased volumes of stock transactions. In addition, during 3Q05 an important expansion on accrued fees was also achieved related to its participation in stock offerings and to corporate advisory income coming from its investment banking unit. The better performance of the General Administrator of Funds in terms of fee income has also been favored by the good economic climate in Chile and by its permanent effort to provide excellent and innovative products and services to its customers. Consequently, average funds under management grew by 10.8% and the client base did so by 15.9% during the last twelve months, while both indicators jumped by 5.2% during the quarter. As the insurance related business has become a key fee generating product, special insurance campaigns were launched during 3Q05 thus implying a significant growth in total sales as well as in fee income accounted for by both the Bank and its insurance subsidiary.

________________________________________
1 Net financial income divided by average interest earning assets.

2005 Third Quarter Results

The Financial Advisory subsidiary’s higher fee income during 3Q05 was principally related to a syndicated credit arrangement and services provided for the sale of a manufacturing company. Higher factoring commissions were also related to an important business transaction with a corporate client of the infrastructure sector, corresponding to a financing project for the Freeway route.

The decline in net fee income observed in the Bank’s line during 3Q05, as compared to 3Q04, was mainly explained by lower income from assets received in lieu of payment and an increase in fees paid to the sales force and co-branding expenses principally related to credit card campaigns and to the Bank’s strategy in increasing its client base in the retail sector. The lower income coming from these items, accounted for in the fee income line, was partially offset by higher fee income from traditional products such as sight accounts, ATMs and credit lines due to the 22% annual expansion of the ATM network and the increase in the number of current accounts.

The 3.1% increase in fee income during 3Q05 compared to the previous quarter was principally attributable to the Stock Brokerage and the General Administration of Funds. This growth shows the importance of the complimentary operations of the Bank and its subsidiaries, as well as the wide ranging solutions that the Bank is able to deliver to its clients.

Net Incom e from Services, by Com pany

(in millions of Chilean pesos)	3Q04	2Q05	3Q05	% Change
				3Q05/3Q04

Bank	21,844	20,205	19,244	(11.9)%
General Adm. of Funds	5,354	5,889	6,451	20.5%
Financial Advisory	200	91	289	44.5%
Insurance Brokerage	806	1,650	1,738	115.6%
Stock Brokerage	3,229	3,225	4,364	35.2%
Factoring	179	108	187	4.5%
Socofin	2,274	2,130	2,131	(6.3)%
Securization	24	75	90	275.0%
Promarket	-	-	-	-
Foreign Branches	828	765	712	(14.0)%
Trade Services	-	52	56	-

Total Net Incom e from
Services	34,738	34,190	35,262	1.5%

NET GAINS ON SALES OF FINANCIAL INSTRUMENTS

On the third quarter of 2005, gains on sales of financial instruments increased to Ch$1,236 million from a loss of Ch$2,329 million in 3Q04. This loss was mainly related to: (i) the sale of a loan associated to the retail sector which effect at bottom line level was totally offset by the related provision release; and (ii) losses associated to the sale of Central Bank securities as a result of a specific increase in long-term interest rates during September 2004. It is worth mentioning that during 2Q05 long-term interest rates decreased by approximately 50 basis points implying higher mark to market income and therefore explaining higher gains on sales during such quarter.

PROVISIONS

Provisions amounted to Ch$12,518 million in 3Q05, a 38% decrease as compared to the Ch$20,063 million in 3Q04 and a 13.3% increase relative to the Ch$ 11,045 million in the previous quarter. The annual decline in provisions confirms the trend observed since 2004, mainly reflecting the improved asset quality of the wholesale loan portfolio (large and medium size companies) and, to a lesser extent, of the retail segment. Better asset quality is directly related to better economic conditions and expectations fostered by higher aggregate demand led by both investment and consumption. In particular, the higher amount of provisions recorded in 3Q04 were mainly related to the downgrading of certain clients of the construction sector. The slight increase in provisions during 3Q05 compared to the previous quarter was principally related to corporations belonging to the retail and manufacturing sectors. However, over 90% of total provisions were associated to retail banking (individuals and small companies).

Provisions to average loans declined to 0.66% in 3Q05 from 1.16% in 3Q04, as well as the ratio of charge-offs to average loans which reached 0.74% in 3Q05 from 1.02% in 3Q04.

2005 Third Quarter Results

Allow ances and Provisions

(in millions of Chilean pesos)	3Q04	2Q05	3Q05	% Change
				3Q05/3Q04

Allow ances
Allow ances at the beginning of each period	167,228	153,699	140,929	(15.7)%
Price-level restatement	(1,703)	(2,855)	(1,956)	14.9%
Charge-off	(17,582)	(20,960)	(13,935)	(20.7)%
Provisions for loan losses established, net	20,063	11,045	12,518	(37.6)%
Allow ances at the end of each period	168,006	140,929	137,556	(18.1)%
Provisions

Provisions	(20,063)	(11,045)	(12,518)	(37.6)%

Ratios

Allow ances / Total loans	2.45%	1.86%	1.80%
Provisions, net /Avg.Loans	0.43%	0.09%	0.24%
Provisions / Avg. Loans	1.16%	0.58%	0.66%
Charge-offs / Avg. Loans	1.02%	1.11%	0.74%
Recoveries / Avg. Loans	0.74%	0.49%	0.42%

OTHER INCOME AND EXPENSES

Total Other Income and Expenses decreased to Ch$6,750 million in 3Q05 from Ch$8,192 million in 3Q04, mainly as a consequence of lower recoveries of loans previously charged-off. It is worth noting that the 3Q04 figure of non-operating income, net, mainly reflects a one-time provision regarding previous year credit cards related expenses and, lower non-operating income coming from the sale of assets received in lieu of payment.

OPERATING EXPENSES

Total operating expenses reached Ch$69,435 million during 3Q05, an increase of 12.5% compared to 3Q04, principally explained by the 23.8% expansion in administrative expenses and, to a lesser extent, by the 6.2% increase in personnel salaries.

The Ch$5,532 million increase in administrative expenses during 3Q05, as compared to 3Q04, was largely attributable to extraordinary legal counsel and advisory service expenses incurred during 3Q05 by the New York branch and related to the actions taken in order to fully comply with the US regulator requirements. Higher administrative expenses accounted for in the foreign branches amounted to Ch$4,451 million in 3Q05, representing about 80% of the overall increase in this line. To a lesser extent, higher administrative expenses were also fueled by higher computer and technology expenses and to rental and maintenance of fixed assets.

The 6.2% increase in personnel salaries between 3Q05 and 3Q04, is mainly explained by the incorporation of new employees, wage increases, higher performance related compensations, and an increase in indemnities.

The quarterly contraction in operating expenses during 3Q05, compared to the previous period, was largely the result of lower indemnity expenses, as in 2Q05 some adjustments to the organizational structure of the Bank were made, mainly in its commercial areas, in line with its new business model supported by the Neos project. This decrease was partially offset by higher administrative expenses accounted for both in the Bank and in the New York branch.

Operating expenses for the quarter represented 52.2% of operating revenues, thus increasing from 49.8% and 50.6% attained in 3Q04 and 2Q05, respectively, but continued to be lower than the 52.9% reached by the Chilean banking system in the same period.

Operating Expenses

(in millions of Chilean pesos)	3Q04	2Q05	3Q05	% Change
				3Q05/3Q04

Pers onnel salaries and expens es	(34,177)	(40,194)	(36,296)	6.2%
Adm inis trative and other expens es	(23,228)	(25,089)	(28,760)	23.8%
Depreciation and am ortization	(4,313)	(4,416)	(4,379)	1.5%

Total operating expenses	(61,718)	(69,699)	(69,435)	12.5%

Efficiency Ratio*	49.8%	50.6%	52.2%	-

* Operating expenses/Operating revenues

2005 Third Quarter Results

LOSS FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement amounted to Ch$4,779 million in 3Q05 as compared to Ch$3,773 million during 3Q04, mainly as a consequence of higher inflation rates used for adjustment purposes: 1.3% in 3Q05 up from 1.0% in 3Q04.

INCOME TAXES

The Bank’s income taxes totaled Ch$4,626 million in 3Q05 as compared to Ch$6,071 million in 3Q04, representing effective income tax rates of 8.7% and 13.0%, respectively, lower than Chile’s 17% statutory corporate tax rate as, by law, the Bank is allowed to deduct the dividend payments to SAOS from its taxable income base.

LOAN PORTFOLIO

The low interest rate environment that continues to prevail in the Chilean economy has allowed for both the Bank and the Chilean financial system to achieve attractive loan growth rates equivalent to approximately two times the GDP growth rate. Accordingly, at the end of September 2005, the Bank reached its highest level in terms of volume, with a total loan portfolio, net of interbank loans, of Ch$7,599,725 million. The sustained loan growth has permitted the Bank to attain an annual loan expansion of 11.7%, also positively impacted by high economic growth and favorable macroeconomic conditions.

Commercial loans, residential mortgage loans, consumer, contingent and lease contracts have peaked during this period. Also, it is important to emphasize that during the year, the Bank achieved robust loan increases of 17.4% in large corporations and healthy growth increases in individuals and medium size companies of 12.4% and 11.5%, respectively.

During 3Q05 the Bank’s highest loan growth was mainly registered in the individual segment and medium sized companies with 3.6% and 4.5%, respectively. Large corporate loans were importantly impacted by the decline in the exchange rate which implied a contraction in foreign trade and contingent loans. During 3Q05, loan growth in the individual segment was mainly led by mortgage loans financed by the Bank’s general borrowings and consumer loans, principally installments credits, from both high income and lower income individuals. It is worth noting that the Bank held its focus on the retail segment, where there is considerable room to expand, particularly in small companies and lower-income individuals. Accordingly, during 3Q05 the Bank has opened 10 new CrediChile branches in order to improve the geographical coverage of this segment.

Loan Portfolio

(in millions of Chilean pesos)	Sep-04	Jun-05	Sep-05	% Change	% Change
				12-months	3Q05/2Q05

Commercial Loans	2,761,746	3,125,140	3,196,016	15.7%	2.3%
Mortgage Loans [1]	965,258	722,721	688,379	(28.7)%	(4.8)%
Consumer Loans	697,175	764,688	794,010	13.9%	3.8%
Foreign trade Loans	661,529	710,279	624,033	(5.7)%	(12.1)%
Contingent Loans	522,562	640,460	612,553	17.2%	(4.4)%
Others Outstanding Loans [2]	756,436	1,141,835	1,188,281	57.1%	4.1%
Leasing Contracts	338,811	400,004	420,497	24.1%	5.1%
Past-due Loans	100,255	83,075	75,956	(24.2)%	(8.6)%
Total Loans, net	6,803,772	7,588,202	7,599,725	11.7%	0.2%
Interbank Loans	41,648	7,641	39,666	(4.8)%	419.1%

Total Loans	6,845,420	7,595,843	7,639,391	11.6%	0.6%

[1] Mortgage loans financed by mortgage bonds.
[2] Includes mortgage loans financed by the Bank’s general borrowings and factoring contracts.

2005 Third Quarter Results

Past Due Loans

(in millio ns o f Chilean pesos)	Sep-04	Jun-05	Sep-05	% C hange 12 - months	% C hange 3Q05 / 2Q05

Commercial loans	84,375	66,794	58,963	(30.1)%	(11.7)%
Consumer loans	3,680	3,185	3,567	(3.1)%	12.0%
Residential mortgage loans	12,200	13,096	13,426	10.0%	2.5%

Total Past Due Loans	100,255	83,075	75,956	(24.2)%	(8.6)%

Economic growth maintained its upward trend, positively impacting investment and employment and, consequently, the asset quality indicators. Accordingly, past due loans amounted to Ch$ 75,956 million as of September 2005, an annual and quarterly decline of 24.2% and 8.6%, respectively, mainly coming from commercial loans. As a consequence, the ratio of past due loans, for the quarter ended September 2005, improved to 0.99% from 1.46% in the quarter ended September 2004, and from 1.09% in the previous quarter. The coverage ratio reached 181.1% in 3Q05 from 167.58% in 3Q04 and from 169.64% in 2Q05. It is worth mentioning that the unconsolidated past due loan ratio, as of September 2005 was similar to the system’s average figure of 1.01%, while the Bank’s coverage ratio stood higher than the 168% system's average at the same date.

FUNDING

Total liabilities increased by 3.8% during the last twelve months as a consequence of a 6.8% growth in interest bearing liabilities, which more than offset the 2.0% contraction in non-interest bearing liabilities.

The successive increases in short-term interest rates during 2005 have enhanced the demand for time deposits while, and at the same time, negatively impacted bankers draft volumes. In fact, time deposits registered an annual increase of 16.0%, while bankers drafts decreased by 20.4% during the same period.

It is worth mentioning that the Bank has been expanding the duration of its liabilities mainly due to more attractive long and medium-term interest rates. Accordingly, long-term liabilities such as syndicated credits (accounted for as foreign borrowings), subordinated bonds and other bonds have importantly increased during the last twelve months. The 72.5% annual expansion of other bonds was principally related to a 5 year term bond placement for UF5 million in 2Q05 and to a series of placements of 5- year bonds for a total amount of UF2.67 million, in the local market, during 3Q05. Regarding subordinated bond growth, during 1Q05 the Bank placed a new series of these bonds for a total amount of UF2 million with an annual real rate of 4.34%, maturing in 2023. The higher level of foreign borrowings was influenced by the syndicated credit agreement signed by the Bank in April 2005 for an amount of US$200 million, in order to finance its foreign trade loans booked in Chile, and to expand the New York Branch working capital.

The 4.7% quarterly drop in total liabilities was mainly in response to both the 8.9% contraction in the investment portfolio and, at the same time, to the 10.5% increase in capital and reserves during 3Q05. The decline in total liabilities was mainly concentrated in non-interest bearing liabilities influenced by the rise in short term interest rates.

2005 Third Quarter Results

Funding

(in millions of Chilean pesos)	Sep-04	Jun-05	Se p-05	% Change 12 - months	% C hange 3Q05 / 2Q05

Non-interest Bearing Liabilities
Current Accounts	1,338,099	1,519,360	1,426,210	6.6%	(6.1)%
Bankers drafts and Other Deposits	831,929	834,135	662,095	(20.4)%	(20.6)%
Other Liabilities	979,622	1,083,402	999,853	2.1%	(7.7)%
Total	3,149,650	3,436,897	3,088,158	(2.0)%	(10.1)%
Interest Bearing Liabilitie s
Savings & Time Deposits	3,657,154	4,093,543	4,209,867	15.1%	2.8%
Central Bank Borrow ings	2,706	1,608	1,539	(43.1)%	(4.3)%
Repurchase Agreements	465,102	302,021	241,727	(48.0)%	(20.0)%
Mortgage Finance Bonds	934,197	629,617	591,288	(36.7)%	(6.1)%
Subordinated Bonds	275,193	307,286	304,637	10.7%	(0.9)%
Other Bonds	184,406	273,952	318,180	72.5%	16.1%
Borrowings from Domestic Financ. Inst.	49,529	256,171	148,781	200.4%	(41.9)%
Foreign Borrowings	459,016	706,623	622,939	35.7%	(11.8)%
Other Obligations	47,641	46,573	49,982	4.9%	7.3%
Total	6,074,944	6,617,394	6,488,940	6.8%	(1.9)%

Total Liabilities	9,224,594	10,054,291	9,577,098	3.8%	(4.7)%

INVESTMENT PORTFOLIO

As of September 2005, the Bank’s investment portfolio totaled Ch$1,308,926 million, a decrease of 8.9% as compared to June 2005. This was mainly driven by short-term Central Bank securities maintained in order to comply with lower technical reserve requirements2 as a consequence of the increase in capital and reserves resulting from the 2.5% sale of the Bank’s stocks. It is important to point out that in a context of expected increase in interest rates, the Bank maintained a shorter duration of its investment portfolio.

At September 30, 2005, the investment portfolio was principally comprised of:

________________________________________
[2]	Technical reserve applies to demand deposits, checking accounts, or obligations payable on sight, other deposits unconditionally payable immediately or within a term of less than 30 days and time deposits payable within 10 days prior to maturity, to the extent their aggregate amount exceeds 2.5 times the amount of a bank’s capital and reserves.

SHAREHOLDERS’ EQUITY

As of September 30, 2005, the Bank’s Shareholder Equity totaled Ch$730,500 million (US$1,369 million), a 10.3% increase compared to 3Q04. This increase was mainly due to a 12.8% growth in net income during the last twelve months and to the sale of 2.5% of Banco de Chile’s shares, the final stage of its repurchase program, which implied an increase in the capital and reserves line in the amount of Ch$57,758 million. On the other hand, the drop in the adjustment for translation differences3 was primarily a consequence of the 12.1% annual decline in the exchange rate.

At the end of September 2005, on a consolidated basis, Total Capital to Risk-Adjusted Assets (BIS ratio) was 12.0%, and Basic Capital to Total Assets was 5.7%, both well above the minimum requirements of 10% and 3%, respectively, applicable to Banco de Chile.

Shareholders' Equity

(in million of Chilean pesos)	Sep-04	Jun-05	Sep-05	% Change 12-months

Capital and Reserves	532,950	531,258	589,641	10.6%
Accumulated adjustment for translation dif ferences [3]	3,925	2,063	(569)	(114.5)%
Unrealized gain (loss) on permanent financial invest. [4]	126	27	27	(78.6)%
Net Income	125,308	94,307	141,401	12.8%

Total Share holde rs' Equity	662,309	627,655	730,500	10.3%

________________________________________
3	Represents the effect of the variation in the exchange rate on investments abroad that exceed the restatement of these investments according to the change in the consumer price index.
4
Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Superintendency of Banks and Financial Institutions. These instructions state that such adjustments should be recognized against income, except in the case of the permanent portfolio, when an equity account, “Unrealized gains (losses) on permanent financial investments”, may be directly charged or credited.

2005 Third Quarter Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2005 and m illions of US dollars (MUS$))

	Quarters				% Change		Year ended				% Change

	3Q04	2Q05	3Q05	3Q05	3Q05-3Q04	3Q05-2Q05	Sep.04	Dec.04	Sep.05	Sep.05	Sep.05-Sep. 04
	MCh$	MCh$	MCh$	MUS$			MCh$	MCh$	MCh$	MUS$

Interest revenue and expense
Interest revenue	143,857	193,167	172,367	323.0	19.8%	(10.8) %	428,827	556,413	476,993	893.8	11.2%
Interest expense	(64,006)	(94,900)	(86,797)	(162.6)	35.6%	(8.5) %	(162,043)	(220,058)	(211,173)	(395.7)	30.3%
Net interest revenue	79,851	98,267	85,570	160.4	7.2%	(12.9) %	266,784	336,355	265,820	498.1	(0.4) %

Income from services, net
Income from fees and other services	45,033	43,875	48,420	90.7	7.5%	10.4%	124,698	170,705	133,776	250.7	7.3%
Other services expenses	(10,295)	(9,685)	(13,158)	(24.7)	27.8%	35.9%	(30,237)	(40,819)	(34,283)	(64.2)	13.4%
Income from services, net	34,738	34,190	35,262	66.0	1.5%	3.1%	94,461	129,886	99,493	186.5	5.3%

Other operating income, net
Gains on financial instruments, net	(2,329)	4,735	1,236	2.3	n/a	(73.9) %	4,338	(3,227)	7,196	13.5	65.9%
Foreign exchange transactions, net	11,628	572	10,844	20.3	(6.7) %	1795.8%	(6,665)	18,084	5,844	11.0	n/a
T otal other operating income, net	9,299	5,307	12,080	22.6	29.9%	127.6%	(2,327)	14,857	13,040	24.5	n/a

Operating Revenues	123,888	137,764	132,912	249.0	7.3%	(3.5) %	358,918	481,098	378,353	709.1	5.4%

Provision for loan losses	(20,063)	(11,045)	(12,518)	(23.5)	(37.6) %	13.3%	(54,175)	(75,276)	(36,920)	(69.2)	(31.9) %

Other income and expenses
Recovery of loans previously charged-off	12,714	9,295	7,910	14.8	(37.8) %	(14.9) %	27,370	34,546	25,028	46.9	(8.6) %
Non-operating income	940	2,171	1,967	3.8	109.3%	(9.4) %	3,501	4,936	5,252	9.8	50.0%
Non-operating expenses	(5,838)	(3,580)	(3,198)	(5.9)	(45.2) %	(10.7) %	(13,327)	(16,293)	(8,671)	(16.2)	(34.9) %
Participation in earnings of equity investments	376	226	71	0.1	(81.1) %	(68.6) %	554	446	493	0.9	(11.0) %
Total other income and expenses	8,192	8,112	6,750	12.8	(17.6) %	(16.8) %	18,098	23,635	22,102	41.4	22.1%

Operating expenses
Personnel salaries and expenses	(34,177)	(40,194)	(36,296)	(68.0)	6.2%	(9.7) %	(99,361)	(139,877)	(110,777)	(207.6)	11.5%
Administrative and other expenses	(23,228)	(25,089)	(28,760)	(53.9)	23.8%	14.6%	(64,472)	(90,494)	(76,523)	(143.4)	18.7%
Depreciation and amortization	(4,313)	(4,416)	(4,379)	(8.2)	1.5%	(0.8) %	(12,178)	(16,360)	(12,696)	(23.8)	4.3%
Total operating expenses	(61,718)	(69,699)	(69,435)	(130.1)	12.5%	(0.4) %	(176,011)	(246,731)	(199,996)	(374.8)	13.6%

Loss from price-level restatement	(3,773)	(6,032)	(4,779)	(9.0)	26.7%	(20.8) %	(5,739)	(7,645)	(6,805)	(12.8)	18.6%
Minority interest in consolidated subsidiaries	0	0	0	0.0	n/a	n/a	(1)	(1)	0	0.0	n/a

Income before income taxes	46,526	59,100	52,930	99.2	13.8%	(10.4) %	141,090	175,080	156,734	293.7	11.1%

Income taxes	(6,071)	(6,163)	(4,626)	(8.7)	(23.8) %	(24.9) %	(15,782)	(18,789)	(15,333)	(28.7)	(2.8) %

Net income	40,455	52,937	48,304	90.5	19.4%	(8.8) %	125,308	156,291	141,401	265.0	12.8%

The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of September 30, 2005, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$533.69 for US$1.00 as of September 30, 2005. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2005 Third Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2005 and m illions of US dollars (MUS$))

ASSET S	Dec 03 MCh$	Sep 04 MCh$	Dec 04 MCh$	Jun 05 MCh$	Sep 05 MCh$	Sep-05 MUS$	% C h a n g e

							Sep 05-Sep 04 Sep 05-Dec 04Sep 05-Jun 05

Cash and due from banks
Noninterest bearing	676,024	610,780	552,588	783,645	887,110	1,662.2	45.2%	60.5%	13.2%
Interbank bearing	223,309	129,068	359,402	442,018	86,193	161.5	(33.2% )	(76.0% )	(80.5% )
Total cash and due from banks	899,333	739,848	911,990	1,225,663	973,303	1,823.7	31.6%	6.7%	(20.6%)

Financial investments
Government securities	1,060,357	1,067,590	935,584	822,838	578,513	1,084.0	(45.8% )	(38.2% )	(29.7% )
Investments purchase under agreements to resell	31,131	43,997	26,941	29,991	50,333	94.3	14.4%	86.8%	67.8%
Investment collateral under agreements to repurchase	438,662	453,738	355,514	295,907	243,086	455.5	(46.4% )	(31.6% )	(17.9% )
Other investments	481,223	277,129	327,808	288,308	436,994	818.8	57.7%	33.3%	51.6%
Total financial investments	2,011,373	1,842,454	1,645,847	1,437,044	1,308,926	2,452.6	(29.0%)	(20.5%)	(8.9%)

Loans, Net
Commercial loans	2,773,174	2,761,746	2,936,103	3,125,140	3,196,016	5,988.5	15.7%	8.9%	2.3%
Consumer loans	617,884	697,175	708,455	764,688	794,010	1,487.8	13.9%	12.1%	3.8%
Mortgage loans	1,183,980	965,258	839,559	722,721	688,379	1,289.8	(28.7% )	(18.0% )	(4.8% )
Foreign trade loans	690,931	661,529	613,428	710,279	624,033	1,169.3	(5.7% )	1.7%	(12.1% )
Interbank loans	13,879	41,648	15,563	7,641	39,666	74.3	(4.8% )	154.9%	419.1%
Lease contracts	282,296	338,811	352,105	400,004	420,497	787.9	24.1%	19.4%	5.1%
Other outstanding loans	462,867	756,436	958,671	1,141,835	1,188,281	2,226.5	57.1%	24.0%	4.1%
Past due loans	110,736	100,255	86,717	83,075	75,956	142.3	(24.2% )	(12.4% )	(8.6% )
Contingent loans	429,929	522,562	543,643	640,460	612,553	1,147.8	17.2%	12.7%	(4.4% )
Total loans	6,565,676	6,845,420	7,054,244	7,595,843	7,639,391	14,314.2	11.6%	8.3%	0.6%
Allowances	(188,352)	(168,006)	(157,432)	(140,929)	(137,556)	(257.7)	(18.1% )	(12.6% )	(2.4% )
Total loans, net	6,377,324	6,677,414	6,896,812	7,454,914	7,501,835	14,056.5	12.3%	8.8%	0.6%

Other assets
Assets received in lieu of payment	16,402	16,844	16,517	15,034	13,159	24.7	(21.9% )	(20.3% )	(12.5% )
Bank premises and equipment	134,092	135,559	135,854	138,680	138,147	258.9	1.9%	1.7%	(0.4% )
Investments in other companies	5,559	5,663	5,542	7,134	7,131	13.4	25.9%	28.7%	(0.0% )
Other	264,615	469,122	268,220	403,478	365,098	684.0	(22.2% )	36.1%	(9.5% )
Total other assets	420,668	627,188	426,133	564,326	523,535	981.0	(16.5%)	22.9%	(7.2%)

T otal assets	9,708,698	9,886,904	9,880,782	10,681,947	10,307,599	19,313.8	4.3%	4.3%	(3.5%)

2005 Third Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2005 and m illions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 03 MCh$	Sep 04 MCh$	Dec 04 MCh$	Jun 05 MCh$	Sep 05 MCh$	Sep-05 MUS$	% C h a n g e

							Sep 05-Sep 04 Sep 05-Dec 04Sep 05-Jun 05

Deposits
Current accounts	1,288,780	1,338,099	1,458,759	1,519,360	1,426,210	2,672.4	6.6%	(2.2% )	(6.1% )
Bankers drafts and other deposits	696,358	831,929	714,215	834,135	662,095	1,240.6	(20.4% )	(7.3% )	(20.6% )
Saving accounts and time deposits	3,592,293	3,657,154	3,751,610	4,093,543	4,209,867	7,888.2	15.1%	12.2%	2.8%
T otal deposits	5,577,431	5,827,182	5,924,584	6,447,038	6,298,172	11,801.2	8.1%	6.3%	(2.3%)

Borrowings
Central Bank borrow ings	29,264	2,706	112,202	1,608	1,539	2.9	(43.1% )	(98.6% )	(4.3% )
Securities sold under agreements to repurchase	447,907	465,102	357,464	302,021	241,727	452.9	(48.0% )	(32.4% )	(20.0% )
Mortgage finance bonds	1,064,769	934,197	807,821	629,617	591,288	1,107.9	(36.7% )	(26.8% )	(6.1% )
Other bonds	3,282	184,406	185,871	273,952	318,180	596.2	72.5%	71.2%	16.1%
Subordinated bonds	284,648	275,193	272,695	307,286	304,637	570.8	10.7%	11.7%	(0.9% )
Borrowings from domestic financial institutions	52,356	49,529	27,033	256,171	148,781	278.8	200.4%	450.4%	(41.9% )
Foreign borrowings	753,580	459,016	609,841	706,623	622,939	1,167.2	35.7%	2.1%	(11.8% )
Other obligations	62,556	47,641	45,923	46,573	49,982	93.7	4.9%	8.8%	7.3%
Total borrowings	2,698,362	2,417,790	2,418,850	2,523,851	2,279,073	4,270.4	(5.7%)	(5.8%)	(9.7%)

Other liabilities
Contingent liabilities	429,956	525,379	544,944	641,000	612,589	1,147.8	16.6%	12.4%	(4.4% )
Other	272,763	454,243	301,681	442,402	387,264	725.7	(14.7% )	28.4%	(12.5% )
Total other liabilities	702,719	979,622	846,625	1,083,402	999,853	1,873.5	2.1%	18.1%	(7.7%)

Minority interest in consolidated subsidiaries	5	1	1	1	1	0.0	0.0%	0.0%	0.0%

Shareholders' equity
Capital and Reserv es	593,153	537,001	534,431	533,348	589,099	1,103.8	9.7%	10.2%	10.5%
Net income for the y ear	137,028	125,308	156,291	94,307	141,401	264.9	12.8%	(9.5% )	49.9%
Total shareholders' equity	730,181	662,309	690,722	627,655	730,500	1,368.7	10.3%	5.8%	16.4%

T otal liabilities & shareholders' equity	9,708,698	9,886,904	9,880,782	10,681,947	10,307,599	19,313.8	4.3%	4.3%	(3.5%)

2005 Third Quarter Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORM ATION

	Q u a r t e r s			Y e a r e n d e d

	3Q04	2Q05	3Q05	Sep.04	Dec.04	Sep.05

Earnings per Share
Net income per Share (Ch$) (1)	0.61	0.80	0.71	1.89	2.35	2.08
Net income per ADS (Ch$) (1)	365.68	478.51	425.71	1,132.68	1,412.74	1,246.19
Net income per ADS (US$) (2)	0.60	0.83	0.80	1.87	2.52	2.34
Book value per Share (Ch$) (1)	9.98	9.45	10.73	9.98	10.40	10.73
Shares outstanding (Millions)	66,378	66,378	68,080	66,378	66,378	68,080

Profitability Ratios (3)(4)
Net Interest Margin	3.57%	4.18%	3.75%	4.06%	3.84%	3.93%
Net Financial Margin	4.09%	4.21%	4.23%	3.96%	4.04%	4.01%
Fees / Avg. Interest Earnings Assets	1.55%	1.46%	1.55%	1.44%	1.48%	1.47%
Other Operating Revenues / Avg. Interest Earnings Assets	0.42%	0.23%	0.53%	-0.04%	0.17%	0.19%
Operating Revenues / Avg. Interest Earnings Assets	5.54%	5.86%	5.83%	5.47%	5.49%	5.59%
Return on Average Total Assets	1.63%	2.00%	1.86%	1.70%	1.59%	1.85%
Return on Average Shareholders' Equity	24.94%	35.32%	28.16%	25.25%	23.56%	29.06%

Capital Ratios
Shareholders Equity / Total Assets	6.70%	5.88%	7.09%	6.70%	6.99%	7.09%
Basic Capital / total assets	5.39%	4.96%	5.68%	5.39%	5.37%	5.68%
Basic Capital / Risk-Adjusted Assets	8.04%	7.26%	7.98%	8.04%	7.81%	7.98%
Total Capital / Risk-Adjusted Assets	12.06%	11.32%	11.97%	12.06%	11.67%	11.97%

Credit Quality Ratios
Past Due Loans / Total Loans	1.46%	1.09%	0.99%	1.46%	1.23%	0.99%
Allowance for Loan losses / Past-due loans	167.58%	169.64%	181.10%	167.58%	181.55%	181.10%
Allowance for Loans Losses / Total Loans	2.45%	1.86%	1.80%	2.45%	2.23%	1.80%
Provision for Loan Losses / Avg.Loans (4)	1.16%	0.58%	0.66%	1.07%	1.11%	0.67%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	49.82%	50.59%	52.24%	49.04%	51.28%	52.86%
Operating Expenses / Average Total Assets (3)	2.49%	2.63%	2.67%	2.39%	2.51%	2.62%
Loans per employee (million Ch$) (1)	738	796	774	738	753	774

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	8,944,516	9,396,076	9,116,425	8,756,010	8,766,195	9,024,097
Avg. Assets (million Ch$)	9,924,811	10,593,752	10,406,400	9,821,963	9,831,653	10,183,318
Avg. Shareholders Equity (million Ch$)	648,753	599,436	686,117	661,737	663,475	648,817
Avg. Loans	6,900,001	7,553,711	7,575,615	6,728,992	6,788,921	7,371,841
Avg. Interest Bearing Liabilities (million Ch$)	6,371,175	6,714,586	6,551,617	6,284,092	6,234,038	6,382,499

Other Data
Inflation Rate	0.66%	1.59%	1.91%	2.25%	2.43%	3.76%
Exchange rate (Ch$)	606.96	578.92	533.69	606.96	559.83	533.69
Employees	9,271	9,542	9,896	9,271	9,365	9,896

Notes
(1) These figures were expressed in constant Chilean pesos as of September 30, 2005.
(2) These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.

2005 Third Quarter Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:
•	changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
•	changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
•	unexpected developments in certain existing litigation;
•	increased costs;
•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2005

Banco de Chile

/S/ Julio Guzmán H.
By: Julio Guzmán Herrera Acting General Manager